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                          January 24, 2024

       Brett Moyer
       Chief Executive Officer
       WiSA Technologies, Inc.
       15268 NW Greenbrier Pkwy
       Beaverton, OR 97006

                                                        Re: WiSA Technologies,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2024
                                                            File No. 333-276631

       Dear Brett Moyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Aaron Schleicher